As filed with the U.S. Securities and Exchange Commission on February 29, 2024
Registration No. 333-276326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[_]	Pre-Effective Amendment No. ___
[X]	Post-Effective Amendment No. 2
(Check appropriate box or boxes.)

ANGEL OAK FUNDS TRUST
(Exact name of registrant as specified in charter)

3344 Peachtree Road NE, Suite 1725, Atlanta, Georgia 30326 (Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (404) 953-4900

Adam Langley, President
c/o Angel Oak Capital Advisors, LLC
3344 Peachtree Rd. NE, Suite 1725
Atlanta, Georgia 30326
(Name and Address of Agent for Service)

With a Copy to:
Douglas P. Dick
Stephen T. Cohen
Dechert LLP
1900 K Street NW
Washington, DC 20006

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1993, as amended.

This post-effective amendment No. 2 to the Registration Statement on Form N-14 of the Registrant is being filed solely to provide Exhibit 12 to Part C of the Registration Statement previously filed with the Commission on December 29, 2023.

Parts A and B of the Registration Statement filed with the Commission on December 29, 2023 and the definitive versions thereof filed with the SEC on January 29, 2024 pursuant to Rule 497 under the Securities Act are incorporated by reference herein.

PART C
OTHER INFORMATION
Item 15.    Indemnification:
The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, adviser or principal underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, subject to the provisions of the By-Laws, the Trust out of its assets may indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee’s or officer’s performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.
Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 16.    Exhibits:

(1)	(a)		Certificate of Trust was previously filed with the Registrant’s Initial Registration Statement on Form N‑1A on July 15, 2014 and is incorporated herein by reference.
	(b)
Amended and Restated Declaration of Trust dated July 22, 2022 was previously filed with the Registrant’s Registration Statement on Form N-1A on December 30, 2022 and is incorporated herein by reference.

(2)			By-Laws were previously filed with the Registrant’s Initial Registration Statement on Form N‑1A on July 15, 2014 and are incorporated herein by reference.
(3)			Not applicable.
(4)			Form of Agreement and Plan of Reorganization was previously filed with the Registrant’s Registration Statement on Form N-14 filed on December 29, 2023, and is incorporated herein by reference.
(5)			Instruments Defining Rights of Security Holders—See relevant portions of Certificate of Trust, Amended and Restated Declaration of Trust and By-Laws.
(6)	(a)	(1)
Investment Advisory Agreement between the Registrant and Angel Oak Capital Advisors, LLC was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑1A on October 27, 2014 and is incorporated herein by reference.

		(2)
Amended Schedule A to the Investment Advisory Agreement was previously filed with Post-Effective Amendment No. 37 to the Registrant’s Registration Statement on Form N-1A on May 28, 2021 and is incorporated herein by reference.

	(b)	(1)
Investment Advisory Agreement between the Registrant and Angel Oak Capital Advisors, LLC with respect to Angel Oak Income ETF and Angel Oak UltraShort Income ETF was previously filed with Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A on October 20, 2022 and is incorporated herein by reference.

		(2)
Amended Investment Advisory Agreement with respect to the Angel Oak High Yield Opportunities ETF and Angel Oak Mortgage-Backed Securities ETF was previously filed with the Registrant’s Registration Statement on Form N-14 filed on December 29, 2023, and is incorporated herein by reference.

(7)	(a)	(1)
Novation Agreement dated March 31, 2020 was previously filed with Post-Effective Amendment No. 33 to the Registrant’s Registration Statement on Form N-1A on May 29, 2020 and is incorporated herein by reference.

		(2)
Distribution Agreement between the Registrant and Quasar Distributors, LLC was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑1A on October 27, 2014 and is incorporated herein by reference.

		(3)
Amendment to the Distribution Agreement was previously filed with Post-Effective Amendment No. 37 to the Registrant’s Registration Statement on Form N-1A on May 28, 2021 and is incorporated herein by reference.

	(b)	(1)
ETF Distribution Agreement between the Registrant and Quasar Distributors, LLC with respect to Angel Oak Income ETF and Angel Oak UltraShort Income ETF was previously filed with Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A on October 20, 2022 and is incorporated herein by reference.

		(2)
Form of Amendment to the ETF Distribution Agreement with respect to the Angel Oak High Yield Opportunities ETF and Angel Oak Mortgage-Backed Securities ETF was previously filed with the Registrant’s Registration Statement on Form N-14 filed on December 29, 2023, and is incorporated herein by reference.

	(c)
Form of Authorized Participant Agreement was previously filed with Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A on October 20, 2022 and is incorporated herein by reference.

(8)			Not applicable.
(9)	(a)
Amended and Restated Custody Agreement between the Registrant and U.S. Bank National Association was previously filed with Post-Effective Amendment No. 36 to the Registrant’s Registration Statement on Form N-1A on May 28, 2021 and is incorporated herein by reference.

	(b)
Second Amendment to the Amended and Restated Custody Agreement was previously filed with Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A on October 20, 2022 and is incorporated herein by reference.

	(c)
Form of Third Amendment to the Amended and Restated Custody Agreement with respect to the Angel Oak High Yield Opportunities ETF and Angel Oak Mortgage-Backed Securities ETF was previously filed with the Registrant’s Registration Statement on Form N-14 filed on December 29, 2023, and is incorporated herein by reference.

(10)	(a)	(1)
Amended & Restated Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 was previously filed with Post-Effective Amendment No. 37 to the Registrant’s Registration Statement on Form N-1A on May 28, 2021 and is incorporated herein by reference.

		(2)
Amended & Restated Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 with respect to Angel Oak Income ETF and Angel Oak UltraShort Income ETF was previously filed with Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A on October 20, 2022 and is incorporated herein by reference.

		(3)
Amendment to the Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 with respect to the Angel Oak High Yield Opportunities ETF and Angel Oak Mortgage-Backed Securities ETF was previously filed with the Registrant’s Registration Statement on Form N-14 filed on December 29, 2023, and is incorporated herein by reference.

	(b)
Amended & Restated Rule 18f-3 Multiple Class Plan was previously filed with Post-Effective Amendment No. 37 to the Registrant’s Registration Statement on Form N-1A on May 28, 2021 and is incorporated herein by reference.

(11)
Opinion and Consent of Dechert LLP regarding the validity of shares to be issued was previously filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 on January 19, 2024 and is incorporated herein by reference.

(12)			Opinion and Consent of Dechert LLP, regarding certain tax matters — filed herewith.
(13)	(a)	(1)
Amended and Restated Master Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC was previously filed with Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A on October 20, 2022 and is incorporated herein by reference.

		(2)
Form of Amendment to the Master Servicing Agreement with respect to the Angel Oak High Yield Opportunities ETF and Angel Oak Mortgage-Backed Securities ETF was previously filed with the Registrant’s Registration Statement on Form N-14 filed on December 29, 2023, and is incorporated herein by reference.

	(b)	(1)
Expense Limitation Agreement between the Registrant and Angel Oak Capital Advisors, LLC on behalf of the Angel Oak ETFs was previously filed with Post-Effective Amendment No. 47 to the Registrant’s Registration Statement on Form N-1A on May 25, 2023 and is incorporated herein by reference.

		(2)
Amended and Restated Operating Expense Limitation Agreement was previously filed with the Registrant’s Registration Statement on Form N-14 filed on December 29, 2023, and is incorporated herein by reference.

(14)	(a)
Consent of Independent Registered Public Accounting Firm was previously filed with the Registrant’s Registration Statement on Form N-14 filed on December 29, 2023, and is incorporated herein by reference.

(15)			Not Applicable.
(16)			Powers of Attorney dated December 21, 2023 was previously filed with the Registrant’s Registration Statement on Form N-14 filed on December 29, 2023, and is incorporated herein by reference.
(17)	(a)
Code of Ethics of Angel Oak Funds Trust was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑1A on October 27, 2014 and is incorporated herein by reference.

	(b)
Code of Ethics of Angel Oak Capital Advisors, LLC was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑1A on October 27, 2014 and is incorporated herein by reference.

Item 17.        Undertakings:
(1)The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)The Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES
As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Atlanta and the State of Georgia on the 29th day of February, 2024.
Angel Oak Funds Trust

By:    /s/ Adam Langley
    Adam Langley
    President

Pursuant to the requirements of the 1933 Act, this registration statement has been signed as of February 29, 2024 by the following persons in the capacities indicated.

Signature	Title

Alvin R. Albe, Jr.*	Trustee
Alvin R. Albe, Jr.

Ira P. Cohen*	Trustee
Ira P. Cohen

Keith M. Schappert*	Trustee
Keith M. Schappert

Andrea N. Mullins*	Trustee
Andrea N. Mullins

Cheryl M. Pate*	Trustee
Cheryl M. Pate

Samuel R. Dunlap, III*	Trustee
Samuel R. Dunlap

/s/ Adam Langley	President and Principal Executive Officer
Adam Langley

/s/ Daniel Fazioli	Treasurer, Principal Financial Officer and Principal Accounting Officer
Daniel Fazioli

*By: /s/ Adam Langley Adam Langley Attorney-in-Fact pursuant to Powers of Attorney

EXHIBIT INDEX

Exhibit Number	Description

(12)	Opinion and Consent of Dechert LLP, regarding certain tax matters